Exhibit 12.1

CA, Inc.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Years Ended March 31
	2004	2005	2006	2007	2008

Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	-114	34	125	160	808

Add: Fixed charges	205	221	165	199	215

Less: Minority Interest in pre-tax loss of subsidiaries that have not incurred fixed charges	0	0	1	0	0

Total earnings available for fixed charges	91	255	291	359	1,023

Fixed charges:

Interest expense(1)	136	153	95	123	136
Interest portion of rental expense	69	68	70	76	79

Total fixed charges	205	221	165	199	215

RATIOS OF EARNINGS TO FIXED CHARGES	0.44	1.15	1.77	1.81	4.75

Deficiency of earnings to fixed charges	114	n/a	n/a	n/a	n/a

(1) Includes amortization of discount related to indebtedness